Exhibit 99.1

PRESS RELEASE

AeroTurbine Signs $425 Million Credit Facility

Amsterdam; January 4, 2011 — AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that its subsidiary AeroTurbine signed an amendment to its credit facility.   The amendment increases the total commitments available under the credit facility from $328 million to $425 million and allows for additional newer generation aircraft and engine types as eligible collateral under the facility.  The credit facility amendment was led by Credit Agricole Corporate and Investment Bank.

“The amendment to our credit facility is an important milestone in the continuing growth of AeroTurbine.  The increased capacity and the inclusion of newer generation equipment represent a significant commercial advantage to AeroTurbine which will allow the company to aggressively pursue acquisitions of the most profitable aircraft, engines and parts inventory,” said Michael King, AeroTurbine President and Chief Executive Officer.

About AerCap and AeroTurbine

AerCap is the world’s leading independent aircraft leasing company. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, aviation supply chain solutions, part sales and MRO services. AeroTurbine is headquartered in Miami with offices in Dallas, Phoenix, London and Singapore.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com www.aeroturbine.com